Exhibit 99.1

Autozi Internet Technology (Global) Ltd. Reports First Half Fiscal Year 2025 Financial Results

First Half of Fiscal Year 2025 Financial Highlights

●	Total revenues increased 65.9% year-over-year to US$79.9 million, compared with US$48.1 million in the same period of fiscal year 2024, driven by strong growth in auto parts and accessories sales.
●	Gross profit improved to US$1.4 million, compared with US$0.1 million in the same period of fiscal year 2024, with gross margin rising to 1.7% from 0.2%.
●	Operating loss widened to US$8.1 million, compared with US$2.1 million in the same period of fiscal year 2024. The increased operating expenses in the first half of fiscal year 2025 included certain one-off and non-cash expenses, such as expenses related to financing activities and share-based compensations.
●	Net loss was US$5.3 million, an increase of 11.6% from a net loss of US$4.7 million in the same period of fiscal year 2024.

Chairman’s Letter to Shareholders

Dear Shareholders,

The first half of fiscal year 2025 was a pivotal period for Autozi as we continued to reshape our business and strengthen the foundation for sustainable, long-term growth. Our strategy has been clear: concentrate resources on the auto parts and accessories business, a business where we see scale, resilience, and long-term value creation, while deliberately scaling down lower-margin business including new car sales and insurance.

This disciplined focus has already delivered tangible results. Our revenues increased by nearly 66% year-over-year, driven almost entirely by the rapid expansion of our core auto parts and accessories business, which grew to represent 98.7% of total revenues in the first half of fiscal year 2025 compared with 48.5% in the prior-year period. This dramatic shift in business mix underscores the effectiveness of our strategic repositioning and highlights the growing importance of our auto parts and accessories platform.

We also made meaningful progress in improving our profitability. Gross profit increased significantly from the prior year, and gross margin expanded as the revenue contribution from the higher-margin auto parts and accessories business increased. While operating expenses were higher, a substantial portion of the increase stemmed from one-time financing costs and non-cash share-based compensation. Excluding these items, our underlying loss narrowed considerably, reflecting stronger operational discipline and a higher-quality margin profile.

These results have given us the confidence to move forward decisively with our long-term strategic vision, which rests on two major directions. The first is electrification. As electric vehicle sales in China have already surpassed those of fuel-powered cars, we see enormous potential in aligning Autozi with this structural shift by developing capabilities in EV core components. The second is servicization. We are building a next-generation automotive supply chain service platform anchored by three pillars:

●	Capitalization: leveraging our status as a public company to partner with and support high-quality enterprises across the automotive value chain;

●	Digitalization: applying technology to enhance supply chain efficiency, visibility, and scalability for our partners and customers;

●	Globalization: expanding beyond China to help leading Chinese brands compete on the global stage, while broadening Autozi’s revenue base and exposure to international markets.

Together, these two strategic directions provide a powerful roadmap for Autozi’s evolution. They will enable us to move into higher-margin, innovation-driven businesses while developing recurring service revenues, creating a more resilient and scalable business model that we believe will drive lasting shareholder value.

We recognize that the road ahead will include challenges. Like many growth companies, we continue to face near-term pressures on profitability and liquidity. However, we are addressing these challenges with urgency and discipline. By focusing on our core strengths, improving efficiency, and executing on well-defined strategic initiatives, I am confident that Autozi is well-positioned to navigate short-term volatility while advancing toward long-term value creation.

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On behalf of the Board of Directors and the management team, I extend my deepest gratitude to our shareholders, employees, and partners for their trust and support. Your vote of confidence motivates us to push forward with clarity and conviction. Together, we are building a stronger Autozi, one that will play a leading role in the innovation, globalization, and electrification of the automotive industry.

Dr. Houqi Zhang

Founder, Chairman, and Chief Executive Officer of Autozi

First Half of Fiscal Year 2025 Financial Results

Revenues

Revenues were US$79.9 million for the six months ended March 31, 2025, an increase of 65.9% or US$31.7 million compared with US$48.1 million in the same period of fiscal year 2024. The increase was primarily driven by a US$55.6 million increase in revenues from auto parts and accessories sales, which accounted for 98.7% of the Company’s total revenues in the first half of fiscal year 2025 compared to 48.5% in the same period of fiscal year 2024, reflecting the Company’s focus on this revenue stream. Higher procurement levels, particularly in lubricating oils, provided cost advantages and supported market expansion. This growth was partially offset by a combined US$23.9 million decline in revenues from new car sales and automotive insurance-related services, as the Company scaled down and temporarily suspended these lower-margin businesses in response to intensified market competition.

Cost of Revenues

Cost of revenues was US$78.5 million for the six months ended March 31, 2025, an increase of 63.5% or US$30.5 million from US$48.0 million in the same period of fiscal year 2024. The increase was mainly attributable to a US$54.3 million rise in costs related to auto parts and accessories sales as the Company further expanded this business, partially offset by a US$23.8 million reduction in costs associated with new car sales and automotive insurance-related services.

Gross Profit

Gross profit was US$1.4 million for the six months ended March 31, 2025, compared with US$0.1 million in the same period of fiscal year 2024. Gross margin improved to 1.7% from 0.2% a year ago. The year-over-year increase of US$1.2 million in gross profit was mainly attributable to a US$1.3 million improvement in auto parts and accessories margins, supported by larger procurement volumes and stronger bargaining power with upstream suppliers.

Operating Expenses

Operating expenses were US$9.5 million for the six months ended March 31, 2025, compared with US$2.2 million in the same period of fiscal year 2024, representing an increase of 336.9% or US$7.3 million. The increase was primarily due to a significantly higher revenue contribution from the auto parts and accessories business, which incurred higher selling and marketing expenses. In addition, the increase in operating expenses during the first half of fiscal 2025 also included certain one-off financing-related expenses and non-cash share-based compensation expenses.

●	General and administrative expenses increased by 422.4% to US$7.3 million, compared with US$1.4 million in the same period of fiscal year 2024. The increase was driven by (i) a US$3.2 million increase in consulting and professional service fees, of which approximately US$2.7 million related to financing activities in February 2025 and other financing activities; and (ii) a US$1.9 million increase in share-based compensation for management and administrative personnel.

●	Selling and marketing expenses rose by 332.7% to US$1.6 million, compared with US$0.4 million in the same period of fiscal year 2024. The increase was mainly attributable to US$0.7 million in share-based compensation for sales personnel and US$0.5 million in promotional and entertainment expenses as the Company expanded business development activities for its auto parts and accessories business.

●	Research and development expenses were US$0.6 million, up 51.0% from US$0.4 million in the same period of fiscal year 2024. The increase was primarily due to an additional US$0.3 million in share-based compensation for to recruit and maintain top research and development talents.

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Other expenses or income, net

Other income, net was US$2.8 million for the six months ended March 31, 2025, compared with other expenses, net of US$2.7 million in the same period of fiscal year 2024. The year-over-year variance was primarily driven by a gain of US$4.4 million recognized following the favorable final judgment in litigation with Hunan Tianhuan Economic Development Co., Ltd., which released the Company from obligations to pay certain penalties and legal fees related to the repurchase of mezzanine equity. This gain was partially offset by a US$0.6 million increase in interest expenses associated with new financing obtained in February 2025.

Net loss

As a result of the foregoing, the Company recorded a net loss of US$5.3 million for the six months ended March 31, 2025, compared with a net loss of US$4.7 million in the same period of fiscal year 2024.

Going Concern

For the six months ended March 31, 2024 and 2025, the Company incurred net loss of US$4.7 million and US$5.3 million, respectively. As of March 31, 2025, the Company had an accumulated deficit of US$134.8 million and negative working capital of US$19.0 million. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the date that the unaudited interim condensed consolidated financial statements are issued.

The Company has funded the operations and capital needs primarily through the net proceeds received from capital contributions, bank borrowings and the initial public offering. To meet the cash requirements for the next 12 months from the issuance date of this interim financial information, the Company is undertaking a combination of the remediation plans:

(a) The Company is seeking an extension of liabilities including bank loans, convertible bonds and corresponding interests to be paid until the funding shortage issue is resolved.

(b) The Company is focusing on the improvement of operation efficiency, implementation of strict cost control and budget and enhancement internal controls to create synergy of the Company’s resources.

(c) The Company plans to raise additional capital, including among others, obtaining debt and equity financing, to support our operating.

The management plan cannot alleviate the substantial doubt of the Company’s ability to continue as a going concern. There can be no assurance that the Company will be successful in achieving strategic plans, that the future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Company is unable to raise sufficient financing or events or circumstances occur such that the Company does not meet the strategic plans, or that it is unsuccessful in increasing profit and reducing operating losses, it would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve intended business objectives.

The unaudited interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited interim condensed consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

About Autozi Internet Technology (Global) Ltd.

Autozi Internet Technology (Global) Ltd. is a leading, fast-growing provider of lifecycle automotive services in China. Founded in 2010, Autozi offers a comprehensive range of high-quality, affordable, and professional automotive products and services through both online and offline channels across the country. Leveraging its advanced online supply chain cloud platform and SaaS solutions, Autozi has built a dynamic ecosystem that connects key participants across the automotive industry. This interconnected network enables more efficient collaboration and streamlined processes throughout the entire supply chain, positioning Autozi as a key driver of innovation and growth in the automotive services sector.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements speak only as of the date of this announcement, and the Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, as actual results may be impacted by a variety of factors, including without limitation, changes in macroeconomic conditions, industry dynamics, competitive landscape, regulatory requirements, the Company’s ability to successfully implement its growth strategies and effectively manage costs and operations, and unforeseen business challenges. The Company encourages investors to review other factors that may affect its future results in the Company’s registration statement, periodic reports, including its Annual Report on Form 20-F and Current Report on Form 6-K, and in its other filings with the SEC.

Contact Information

Autozi Internet Technology (Global) Ltd.

Ms. Jiabing Song

Email: boardoffice@autozi.com

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